EXHIBIT 99.1

Valentia Telecommunications and eircom Funding
Announce Receipt of Requisite Consents and Expiration of Consent Solicitation Relating to their High Yield Notes

Ireland—23 February 2004. Valentia Telecommunications ("Valentia") and eircom Funding ("eircom") announced today the receipt prior to 5.00 p.m., New York City time, on February 20, 2004 (the "Expiration Date") of the required consents to effect the indenture amendments described in the consent solicitation statement dated January 22, 2004, as supplemented and amended by a supplement, dated February 13, 2004 (the "Consent Solicitation Statement"), relating to Valentia's €550,000,000 7.25% Senior Notes Due 2013 and eircom's €285,000,000 8.25% Senior Subordinated Notes Due 2013 and $250,000,000 8.25% Senior Subordinated Notes Due 2013. Consents validly submitted and not revoked prior to the Expiration Date can no longer be revoked and the consent solicitation period has expired.

Provided that Valentia or any of its parent companies, including Valentia Holdings Limited ("Holdings"), completes its first initial public offering of equity securities resulting in gross proceeds for that entity of at least €300 million (a "Qualifying IPO") and subject to the other terms and conditions set out in the Consent Solicitation Statement, consent payments will be made to holders who have submitted valid, unrevoked, consents on or prior to 5.00 p.m. New York City time on the Expiration Date. If a Qualifying IPO is not consummated, no consent fees will be paid. Any consent fees will be paid within 5 business days after completion of a Qualifying IPO. Although Holdings is considering an initial public offering, no decision has been made by the Board of Directors of Holdings. The timing of any such initial public offering will depend on market conditions and other factors.

Goldman Sachs International and Citigroup are acting as solicitation agents in connection with the Consent Solicitation. The tabulation agent is The Bank of New York.

Noteholders with questions regarding the consent solicitation should contact Goldman Sachs International at +44 (0) 20 7774 9054 or + 1800 828 3182 or Citigroup at +44 (0) 20 7986 8969, + 1 212 723 6106 (collect) or + 1800 558 3745 (toll free).

CONTACT:	Valentia Telecommunications and eircom Funding Jennifer Creevey (+353) 1 701 5107

Stabilisation/FSA